UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                                 -------------

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                Hollinger Inc.
                               (Name of Issuer)

                           Retractable Common Shares
                        (Title of Class of Securities)

                                  43556C 60 6
                                (CUSIP Number)

                              Peter K. Carmichael
                                   Secretary
                     Press Holdings International Limited
                               Registered Office
                              22 Grenville Street
                      St. Helier, Jersey, Channel Islands
                               +377 93 15 94 93

                                with a copy to:

                            Morris J. Kramer, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 20, 2004
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 43556C 60 6               13D/A          Page   2    of  8  Pages
          -----------                                   -----     ---
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Press Acquisition Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
  NUMBER OF               ------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                       27,363,170
   EACH                   ------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                          0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 43556C 60 6               13D/A          Page   3    of  8  Pages
          -----------                                   -----     ---
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Press Holdings International Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Jersey
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
  NUMBER OF               ------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                       27,363,170
   EACH                   ------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                          0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 43556C 60 6               13D/A          Page   4    of  8  Pages
          -----------                                   -----     ---
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Sir David Barclay
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
  NUMBER OF               ------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                       27,363,170
   EACH                   ------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                          0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 43556C 60 6               13D/A          Page   5    of  8  Pages
          -----------                                   -----     ---
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Sir Frederick Barclay
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
  NUMBER OF               ------------------------------------------------------
   SHARES                 8      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                       27,363,170
   EACH                   ------------------------------------------------------
 REPORTING                9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                          0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                27,363,170
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,363,170
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN, HC
--------------------------------------------------------------------------------

                  The statement on Schedule 13D relating to the Retractable Common Shares of Hollinger Inc. (the "Company"), a corporation incorporated under the Canada Business Corporations Act, having its principal executive offices at 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7, which was filed with the Securities and Exchange Commission (the "Commission") on January 28, 2004, as amended by Amendment No. 1 thereto, which was filed with the Commission on February 19, 2004 (collectively, the "Schedule 13D"), by the Reporting Persons (as defined below) is hereby amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

                  This amendment is filed by Press Holdings International Limited, a corporation incorporated under the laws of Jersey ("PHIL"), Press Acquisition Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of PHIL ("Press Acquisition"), Sir David Barclay, a citizen of the United Kingdom, and Sir Frederick Barclay, a citizen of the United Kingdom (PHIL, Press Acquisition, Sir David Barclay and Sir Frederick Barclay together constitute the "Reporting Persons").

Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs prior to the last paragraph of Item 4 of the Schedule 13D.

                  On February 20, 2004, PHIL, Ravelston and Lord Black executed an amendment to the Tender Agreement (the "Amendment"), a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. The Tender Agreement, as originally executed, provided, among other things, that (i) after taking up and paying for the Hollinger Inc. Shares owned by Ravelston pursuant to the Offer, if requested in writing by the Company, PHIL would provide, or cause to be provided, up to CDN$26,400,000 in debt or other financing to enable 504468 N.B.Inc. ("NBI-504468") to satisfy its obligations to Hollinger International under the Amended Promissory Note dated March 10, 2003 (the "Promissory Note"), and (ii) as soon as reasonably practicable after taking up and paying for the Hollinger Inc. Shares owned by Ravelston and Lord Black pursuant to the Offer, PHIL would use commercially reasonable efforts to assume the obligations of Ravelston and its subsidiary Ravelston Management Inc. ("RMI") under certain support agreements that Ravelston and RMI have entered into with or on behalf of the Company, including RMI's agreement to make an annual support payment to the Company, and, to the extent such agreements may not be assumed, PHIL would make, or cause to be made, any payments on behalf of Ravelston and RMI due and owing to the Company and its subsidiaries pursuant to the terms of the support agreements. Pursuant to the terms of the Amendment, PHIL, Ravelston and Lord Black have, among other things, amended the Tender Agreement to delete both of these covenants. As a result, (i) PHIL will not be obligated to provide, or cause to be provided, any funds with respect to NBI-504468's obligations under the Promissory Note after take up and payment of the Hollinger Inc. Shares owned by Ravelston and (ii) Ravelston's and RMI's obligations pursuant to the terms of the support agreements will remain in place following PHIL's take up and payment of the Hollinger Inc. Shares owned by Ravelston and Lord Black. A copy of the press release relating to the Amendment is attached hereto as
Exhibit 7 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended by adding the description of the exhibit set forth below to the list of exhibits contained in Item 7 of the Schedule 13D.

    Exhibit 6 Amendment No. 2 to the Tender and Shareholder Support and Acquisition Agreement, dated February 20, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.

    Exhibit 7       Press release, dated February 24, 2004.

                                   SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 24, 2004


                                    PRESS HOLDINGS INTERNATIONAL LIMITED



                                    By:  /s/ DAVID BARCLAY
                                         ---------------------------------------
                                         Name:  Sir David Barclay
                                         Title: President


                                    PRESS ACQUISITION INC.


                                    By:  /s/ CHARLES R. KLOTZ
                                         ---------------------------------------
                                         Name:  Charles R. Klotz
                                         Title: Director


                                    /s/ DAVID BARCLAY
                                    --------------------------------------------
                                    Sir David Barclay


                                    /s/ FREDERICK BARCLAY
                                    --------------------------------------------
                                    Sir Frederick Barclay

                                 EXHIBIT INDEX

Exhibit No.                            Exhibit Name
-----------                            ------------

Exhibit 6 Amendment No. 2 to the Tender and Shareholder Support and Acquisition Agreement, dated February 20, 2004, by and among Press Holdings International Limited, The Ravelston Corporation Limited and The Lord Black of Crossharbour, PC(Can), OC, KCSG.

Exhibit 7    Press release, dated February 24, 2004.